UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

EXA CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

300614500

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 300614500	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Boston Capital Ventures IV Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,798,257
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,798,257
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,798,257
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.1%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 300614500	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Boston Capital Partners IV LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,798,257
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,798,257
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,798,257
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.1%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 300614500	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Johan von der Goltz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 40,292
	6.	SHARED VOTING POWER 2,798,257
	7.	SOLE DISPOSITIVE POWER 40,292
	8.	SHARED DISPOSITIVE POWER 2,798,257
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,838,549
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.4%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 300614500	13G	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS John J. Shields, III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 9,635
	6.	SHARED VOTING POWER 2,802,956
	7.	SOLE DISPOSITIVE POWER 9,635
	8.	SHARED DISPOSITIVE POWER 2,802,956
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,812,591
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.2%
12.	TYPE OF REPORTING PERSON (see instructions) IN

Page 6 of 9 Pages

Item 1.

(a)	Name of Issuer

Exa Corporation

(b)	Address of Issuer’s Principal Executive Offices

55 Network Drive

Burlington, MA 01803

Item 2.

(a)	Name of Person Filing

This Statement is being filed by and on behalf of each of Boston Capital Ventures IV Limited Partnership (“BCV IV”), Boston Capital Partners IV LLC (“BCP IV”), Johan von der Goltz (“Mr. von der Goltz”), and John J. Shields, III (“Mr. Shields” and, together with BCV IV, BCP IV, and Mr. von der Goltz, the “Reporting Persons”). BCV IV is the holder of record of 2,798,257 shares of common stock (“Shares”) of Exa Corporation (the “Issuer”). Mr. von der Goltz and Mr. Shields are the managing members of BCP IV, which is the sole general partner of BCV IV. Each of Mr. von der Goltz and Mr. Shields disclaim beneficial ownership of the 2,798,257 Shares held of record by BCV IV, except to the extent of their pecuniary interest therein.

(b)	Address of the Principal Office or, if none, residence

Each Reporting Person’s principal business address is 84 State Street, Suite 320, Boston, MA 02109

(c)	Citizenship

(i)	BCV IV—Delaware
(ii)	BCP IV—Delaware
(iii)	Mr. von der Goltz—United States of America
(iv)	Mr. Shields—United States of America

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

300614500

Item 3.

Not applicable

Page 7 of 9 Pages

Item 4.	Ownership.

Reporting Persons	Shares Held of Record	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (3)
BCV IV	2,798,257	0	2,798,257	0	2,798,257	2,798,257	21.1%
BCP IV	0	0	2,798,257	0	2,798,257	2,798,257	21.1%
Mr. von der Goltz	40,292	40,292	2,798,257	40,292	2,798,257	2,838,549	21.4%
Mr. Shields	9,635	9,635	2,802,956(2)	9,635	2,802,956 (2)	2,812,591	21.2%

(1)	BCV IV is the holder of record of 2,798,257 Shares of the Issuer. BCP IV is the sole general partner of BCV IV and, as such, possesses power to direct the voting and disposition of the Shares held by BCV IV and may be deemed to be a beneficial owner of the Shares. Mr. von der Goltz and Mr. Shields are the managing members of BCP IV and, as such, each possess the power to direct the voting and disposition of the Shares held by BCV IV and may be deemed to be a beneficial owner of the Shares. Each of Mr. von der Goltz and Mr. Shields disclaim beneficial ownership of the 2,798,257 Shares held of record by BCV IV, except to the extent of their pecuniary interest therein.

(2)	Includes Shares held by King’s Point Holdings Incorporated, for which Mr. Shields serves as chief executive officer and president.

(3)	This percentage is calculated based upon 13,270,712 Shares of the Issuer outstanding as of November 30, 2012, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ending October 31, 2012.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013 BOSTON CAPITAL VENTURES IV LIMITED PARTNERSHIP By: Boston Capital Partners IV LLC, its General Partner

By:	/s/ John J. Shields, III
Name: Title:	John J. Shields, III Managing Member

BOSTON CAPITAL PARTNERS IV LLC

By:	/s/ John J. Shields, III
Name: Title:	John J. Shields, III Managing Member

JOHAN VON DER GOLTZ

/s/ Johan Von der Goltz

JOHN J. SHIELDS, III

/s/ John J. Shields, III

Page 9 of 9 Pages

Exhibit Index

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of February 14, 2013, by and among Boston Capital Ventures IV Limited Partnership, Boston Capital Partners IV LLC, Johan von der Goltz, and John J. Shields, III

Exhibit 99.1

EXHIBIT 99.1—JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them to such a statement on Schedule 13G with respect to the common stock of beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

Date: February 14, 2013 BOSTON CAPITAL VENTURES IV LIMITED PARTNERSHIP By: Boston Capital Partners IV LLC, its General Partner

By:	/s/ John J. Shields, III
Name: Title:	John J. Shields, III Managing Member

BOSTON CAPITAL PARTNERS IV LLC

By:	/s/ John J. Shields, III
Name: Title:	John J. Shields, III Managing Member

JOHAN VON DER GOLTZ

/s/ Johan Von der Goltz

JOHN J. SHIELDS, III

/s/ John J. Shields, III